UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in Its Charter)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes in Registrant’s Certifying Accountant

Concorde International Group Ltd. (Nasdaq: CIGL) (the “Company”), today announced that its board of directors and the audit committee have approved (i) the dismissal of AssentSure PAC (“AssentSure”) as the Company’s independent registered public accounting firm and (ii) appointment of Guangdong Prouden CPAs GP (“Prouden”) as the Company’s new independent registered public accounting firm to audit the consolidated financial statements of the Company as of and for the year ending December 31, 2025, effective as of March 9, 2026. The former auditor, AssentSure, was not dismissed due to any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report on the consolidated financial statements as of and for the year ended December 31, 2024 was audited by the Company former auditor, Kreit & Chiu CPA LLP. AssentSure did not audit the audit report on the Company’s consolidated financial statements as of and for the year ended December 31, 2025, and it has reviewed the Company’s unaudited consolidated financial statements for the six months ended June 30, 2025. During the review for the six months ended June 30, 2025 and the subsequent period through the dismissal date of March 9, 2026, there were no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and AssentSure on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AssentSure, would have caused AssentSure to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F.

During the Company’s two most recent fiscal years and through the date of our engagement of Prouden on March 9, 2026, neither we nor anyone on behalf of us consulted with Prouden regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Prouden that Prouden concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of the instructions to Form 20-F and the related instructions therein) or a reportable event (as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from AssentSure PAC, Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
	Name:	Swee Kheng Chua
	Title:	Chief Executive Officer and Chairman

2